UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                     December
9, 2019
Andrew M. Bursky
Timothy J. Fazio
Lapetus Capital II LLC
100 Northfield Street
Greenwich, CT 06830

        Re:     Verso Corporation
                PREC14A preliminary proxy statement filing made on Schedule 14A Filed on December 5, 2019 by Lapetus Capital II LLC, et al. File No. 001-34056

Dear Messrs. Bursky and Fazio,

        We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

        Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

        After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 14A
Cover Page

1. Atlas Holdings LLC has been identified on page 7 of the proxy statement as an affiliate of the Atlas Parties (as defined in the proxy statement) and a person that delivered to Verso a non-binding written proposal with respect to an acquisition of all of Verso's outstanding shares. Advise us, with a view toward revised disclosure, whether Atlas Holdings LLC should be identified as a person filing the proxy statement on the cover page of Schedule 14A and identified within the proxy statement as a participant. Please refer to Instruction 3 to
   Item 4 of Schedule 14A for guidance on who is a participant.

Letter to Stockholders

2. Please provide us with the factual foundation for the following assertions:

    "Our nominees not only bring significant operating experience in the paper and pulp industry, which the incumbent Board currently lacks, but also a strong record of creating stockholder value." In addition, unless every nominee submitted to Verso possesses such depth of paper and pulp industry experience, please revise or delete the statement.
 Messrs. Bursky and Fazio
Lapetus Capital II LLC
December 9, 2019
Page 2

Background of the Solicitation, page 7

3. Please advise us, with a view toward revised disclosure how Atlas and Blue Wolf "expressed a willingness to structure the transaction to address any concerns that Verso may have..."
   Alternatively, please remove the implication that any and all concerns shared by Verso would have resulted in a different transaction configuration.

4. Please refer to the following statement: "On June 19, 2018, Houlihan reached out to representatives of Atlas telephonically to convey the Board's abrupt decision to terminate discussions between the parties." Please revise to indicate, if true, that prior to the alleged
   "abrupt decision" Atlas had requested union ratification prior to signing and corresponding offer made on June 20, 2018, which appears to have been a negotiating concession that it would accept a termination right for the failure to obtain union ratification.

5. Please refer to the following statement: "On June 27, 2018, Atlas and Blue Wolf delivered a letter to the Board expressing their disappointment at the Board's decision to terminate discussions and reiterated their willingness to enter into a transaction that would combine
   Verso and Twin Rivers..." Please augment and balance this disclosure by indicating, if true, that on June 12, 2018, Atlas and Blue Wolf acknowledged a delay would be associated with any such transaction given the requirement to prepare financial statements for Twin Rivers.

Reasons for the Solicitation, page 11

6. Please refer to the following assertions: "...the Board and management have failed to drive value for stockholders primarily because, in our opinion, the Board lacks the required industry experience and skills to do that." Please provide us with the factual foundation upon which the participants have relied to conclude that all of the incumbent directors that serve on Verso's Board "lack the required industry experience and skills" to "drive value."
   Alternatively, please revise or delete the assertions. See Note b. to Rule 14a-9.

Form of Proxy

7. The Blue Proxy Card states in relevant part that "[i]f no specification is made..." Please revise the disclosure to meet the standards specified in Rule 14a-4(e). At present, the disclosure only implies that the proxies will be voted as instructed. Rule 14a-4(e), however, requires disclosure that the shares represented by the proxy will be voted in accordance with the shareholder specifications made (subject to reasonable, specified conditions).


        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.
 Messrs. Bursky and Fazio
Lapetus Capital II LLC
December 9, 2019
Page 3


                                Sincerely,

                                /s/ Nicholas P. Panos

                                Nicholas P. Panos
                                Senior Special Counsel
                                Office of Mergers & Acquisitions

cc:    Mark A. Cognetti, Esq.